 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 24)

SonomaWest Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

835637109
(CUSIP Number)

Craig R. Stapleton
President
Stapleton Acquisition Company
135 East Putnam Avenue
Greenwich, CT 06830
(203) 622-1382

Copy to:

Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202
(303) 892-7514

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 835637109	Schedule 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS Craig R. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,075,228 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,075,228 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,228 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)
Consists of 1,075,228 shares of Common Stock (as defined below) owned by Stapleton Acquisition Company, a Delaware corporation (“SAC”). Mr. Craig R. Stapleton is a member of a group with SAC as described herein.

CUSIP No. 835637109	Schedule 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS Dorothy W. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,075,228 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,075,228 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,228 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Consists of 1,075,228 shares of Common Stock owned by SAC. Mrs. Dorothy W. Stapleton is a member of a group with SAC as described herein.

CUSIP No. 835637109	Schedule 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS Walker R. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,075,228 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,075,228 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,228 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Consists of 1,075,228 shares of Common Stock owned by SAC. Mr. Walker R. Stapleton is a member of a group with SAC as described herein.

CUSIP No. 835637109	Schedule 13D	Page 5 of 10

1	NAMES OF REPORTING PERSONS Wendy S. Reyes, Trustee, Separate Property Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,075,228 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,075,228 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,228 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Consists of 1,075,228 shares of Common Stock owned by SAC. Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, is a member of a group with SAC as described herein.

CUSIP No. 835637109	Schedule 13D	Page 6 of 10

1	NAMES OF REPORTING PERSONS Stapleton Acquisition Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,075,228 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,075,228 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,228 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	SAC is a member of a group with Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust, as described herein.

CUSIP No. 835637109	Schedule 13D	Page 7 of 10

This Amendment No. 24 to Schedule 13D (this “Amendment”) amends the below-indicated Items from the Schedule 13D previously filed by the Filing Persons (as defined in Item 2 of the Statement), as previously amended from time to time (the “Statement”), by supplementing such Items with the information below.  Capitalized terms used and not defined in this Amendment, and previously defined in the Statement, have the meanings given to them in the Statement.

Item 4.   Purpose of Transaction

Item 4 of the Statement is amended and supplemented as follows:

On May 13, 2011, the depositary for the Offer informed SAC that the depositary had overstated the aggregate number of shares of Common Stock tendered in the Offer by a total of 50 shares, which shares had been subject to a guarantee of delivery but subsequently failed to comply with the terms for guaranteed delivery pursuant to the Offer, and that accordingly an aggregate of 472,875 shares were validly tendered pursuant to the Offer. The shares tendered in the Offer, together with the shares already owned by the Acquisition Group, represent approximately 86% of the outstanding shares of Common Stock.

Reference is made to the response to Item 6 of this Amendment, which is incorporated by reference in response to this Item.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Statement is amended and supplemented as follows:

As of May 16, 2011, each Filing Person beneficially owned the following number of shares of Common Stock:

Name of Filing Person	Number of Shares Beneficially Owned	Percent of Outstanding
Craig R. Stapleton	1,075,228 (1)	85.9%
Dorothy W. Stapleton	1,075,228 (2)	85.9%
Walker R. Stapleton	1,075,228 (3)	85.9%
Wendy S. Reyes, Trustee, Separate Property Trust	1,075,228 (4)	85.9%
Stapleton Acquisition Company	1,075,228	85.9%

(1)  Consists of 1,075,228 shares of Common Stock owned by SAC. Mr. Craig R. Stapleton is a member of a group with SAC as described herein. In connection with the Offer and pursuant to that certain Contribution and Subscription Agreement entered into by and between SAC and Mr. Craig R. Stapleton described in Item 6 below, Mr. Craig R. Stapleton acquired approximately 44% of the equity interests of SAC. Accordingly, Mr. Craig R. Stapleton has a pecuniary interest in approximately 473,100 of the shares of Common Stock owned by SAC.

(2) Consists of 1,075,228 shares of Common Stock owned by SAC. Mrs. Dorothy W. Stapleton is a member of a group with SAC as described herein. In connection with the Offer and pursuant to that certain Contribution and Subscription Agreement entered into by and between SAC and Mrs. Dorothy W. Stapleton described in Item 6 below, Mrs. Dorothy W. Stapleton acquired approximately 19% of the equity interests of SAC. Accordingly, Mrs. Dorothy W. Stapleton has a pecuniary interest in approximately 204,293 of the shares of Common Stock owned by SAC.

(3) Consists of 1,075,228 shares of Common Stock owned by SAC. Mr. Walker R. Stapleton is a member of a group with SAC as described herein. In connection with the Offer and pursuant to that certain Contribution and Subscription Agreement entered into by and between SAC and Mr. Walker R. Stapleton described in Item 6 below, Mr. Walker R. Stapleton acquired approximately 21% of the equity interests of SAC. Accordingly, Mr. Walker R. Stapleton has a pecuniary interest in approximately 225,798 of the shares of Common Stock owned by SAC.

CUSIP No. 835637109	Schedule 13D	Page 8 of 10

(4) Consists of 1,075,228 shares of Common Stock owned by SAC. Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, is a member of a group with SAC as described herein. In connection with the Offer and pursuant to that certain Contribution and Subscription Agreement entered into by and between SAC and Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, described in Item 6 below, Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, acquired approximately 16% of the equity interests of SAC. Accordingly, Mrs. Wendy S. Reyes, Trustee, Separate Property Trust, has a pecuniary interest in approximately 172,037 of the shares of Common Stock owned by SAC.

The percentages set forth above are based on a total of 1,251,367 shares of Common Stock outstanding as of May 16, 2011.

Reference is made to the response to Item 4 of this Amendment, which is incorporated by reference in response to this Item.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented as follows:

On May 10, 2011, SAC entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, pursuant to which SAC will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”).

Pursuant to the Merger Agreement, each outstanding share of Common Stock, other than shares of Common Stock held by the Issuer or SAC, and other than those shares, if any, with respect to which appraisal rights are properly exercised and not withdrawn, will be converted into the right to receive $10.05 per share in cash, without interest and less any required withholding taxes. Each option to purchase shares of Common Stock that is outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive the excess of $10.05 over the exercise price of such option, less any required withholding taxes.

The consummation of the Merger is subject to the following conditions: (i) the adoption of the Merger Agreement by a majority of the outstanding shares of Common Stock entitled to vote thereon, (ii) the filing with the SEC of preliminary and definitive information statements, and the delivery of a definitive information statement to the Issuer’s stockholders, in each case pursuant to Regulation 14C promulgated under the Exchange Act, and the expiration of all applicable waiting periods thereunder or under any other federal or state securities laws, (iii) the absence of any judgment, law or other legal restraint or prohibition that would make the Merger illegal or otherwise prevent or prohibit the consummation thereof and (iv) the accuracy of the representations and warranties of SAC contained in the Merger Agreement.

SAC, which owns a majority of the outstanding shares of Common Stock, has adopted the Merger Agreement by executing and delivering a written consent to the Issuer. As a result, no other vote or consent of the Issuer’s stockholders will be required or requested. Prior to the effective time of the Merger, the Issuer will mail an information statement to its stockholders containing information about the Merger. Under federal securities laws, the Merger may not be completed until 20 days after the Issuer mails the information statement to its stockholders.

SAC has made certain representations and warranties in the Merger Agreement, including, among others, that SAC has sufficient funds available to it to consummate the transactions contemplated by the Merger Agreement. The Issuer and SAC have agreed to use their best efforts to cause the Merger to be consummated.

CUSIP No. 835637109	Schedule 13D	Page 9 of 10

The Merger Agreement may be terminated by the mutual written consent of the parties or by either party if a judgment, law or other legal restraint or prohibition makes the Merger illegal or permanently prevents the consummation thereof, unless the issuance of such legal restraint or prohibition was primarily due to the failure of the party seeking termination to perform any of its obligations under the Merger Agreement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 23 and the terms of which are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

Exhibit 23	Agreement and Plan of Merger, dated as of May 10, 2011, by and between Stapleton Acquisition Company and SonomaWest Holdings, Inc.

CUSIP No. 835637109	Schedule 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2011

/s/ Craig R. Stapleton
(Signature)

Craig R. Stapleton, individually and as attorney-in-fact for the other Filing Persons

President
(Name/Title)